Himalaya Shipping Ltd. (HSHP) – Conversion to fixed rate time charters for two vessels

Hamilton, Bermuda, August 27, 2025

The Company has agreed to convert the index-linked time charters for two vessels to fixed rate time charters at an average rate of US$38,700 per day, gross, from October 1, 2025 to December 31, 2025.

In addition, the above vessels will continue to earn scrubber benefits according to the terms of the existing time charter agreements.

From September 1 to December 31, 2025, the Company has the following fixed rate charters:

September 1 to September 30, 2025: 6 vessels at an average of US$34,000 per day, gross
October 1 to December 31, 2025: 4 vessels at an average of US$35,200 per day, gross

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information --- D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.